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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PACIFICA BANCORP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

SEC File Number: 000-32385**

(Cusip Number)

Steven C Gregory
CMG Advisors, LLC
999 Third Avenue, Suite 3800
Seattle, WA 98104
(206) 694-4530

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	The issuer does not have a CUSIP number as of the date of this filing.

CUSIP No. N/A			Page 2 of 7

1.	Name of Reporting Person: CMG Advisors, LLC		I.R.S. Identification Nos. of above persons (entities only): EIN #: 91-2097319

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 164,989

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: 164,989

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 164,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.06%

14.	Type of Reporting Person (See Instructions): IA

2

CUSIP No. N/A			Page 3 of 7

1.	Name of Reporting Person: Steven C. Gregory		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 164,989

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 164,989

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 164,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.06%

14.	Type of Reporting Person (See Instructions): IN

3

CUSIP No. N/A			Page 4 of 7

1.	Name of Reporting Person: Mark J. Swenson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 164,989

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 164,989

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 164,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.06%

14.	Type of Reporting Person (See Instructions): IN

4

Item 1. Security and Issuer

This statement relates to the common stock of Pacifica Bancorp, Inc., a small business issuer incorporated under the laws of the state of Washington. The principal executive offices of Pacifica Bancorp, Inc. are: Skyline Tower, 10900 NE 4th Street, Suite 200, Bellevue, WA 98004.

Item 2. Identity and Background

The reporting persons are CMG Advisors, LLC and its two equal owners/managers: Steven C. Gregory and Mark J. Swenson.

(a)	Name: CMG Advisors, LLC

(b)	Residence or business address: 999 3rd Avenue, Suite 3800, Seattle, WA 98104

(c)	Principal business: Investment advisor.

(d)	Criminal convictions within five years: none.

(e)	Securities law violation within five years: none.

(f)	Place of Organization: Washington

(a)	Name: Steven C. Gregory

(b)	Address: 999 3rd Avenue, Suite 3800, Seattle, WA 98104.

(c)	Principal Occupation: Manager of CMG Advisors, LLC

(d)	Criminal convictions within five years: none.

(e)	Securities law violation within five years: none.

(f)	Citizenship: U.S.A.

(a)	Name: Mark J. Swenson

(b)	Address: 999 3rd Avenue, Suite 3800, Seattle, WA 98104.

(c)	Principal Occupation: Manager of CMG Advisors, LLC

(d)	Criminal convictions within five years: none.

(e)	Securities law violation within five years: none.

(f)	Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds used in making the purchases is the working capital of the following funds that CMG Advisors, LLC manages: CMG Partners, LLC; CMG Ventures, LLC; CMG Properties, LLC; CMG Acquisition Fund I, LLC; CMG Acquisition Fund II, LLC; CMG Acquisition Fund III, LLC; CMG Special Fund, LLC; CMG Growth Fund, LLC; and CMG Income Fund, LLC (the “Funds”). The securities were acquired in the normal course of business of the Funds.

Item 4. Purpose of Transaction

The securities were acquired solely for investment purposes. At this time, it is not anticipated that additional securities will be acquired by the reporting persons. The reporting persons have no present plans or proposals for any extraordinary corporate changes or transactions concerning the issuer or for any changes in its management.

Item 5. Interest in Securities of the Issuer

(a)	Number of securities owned: 164,989 shares of common stock.

(b)	Percentage of class (based upon the issuers’ most recent Form 10-Q): 5.06%. CMG Advisors, LLC has the sole power to vote and to dispose of these shares. Steven G. Gregory and Mark J. Swenson share the power to vote and/or dispose of these shares in their capacities as managers of CMG Advisors, LLC.

(c)	During the past sixty days, CMG Advisors, LLC (by its managers, Steven C. Gregory and Mark J. Swenson) from its Seattle office, purchased the following shares of common stock of Pacifica Bancorp, Inc. for the Funds through private placements:

Date	Shares	Price Per Share

12/29/03	500	$5.25

(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships among the reporting persons with respect to the common stock of Pacifica Bancorp, Inc.

Item 7. Material to Be Filed as Exhibits

N/A

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:	December 29, 2003

CMG Advisors, LLC

By:	/s/ Steven C. Gregory

Steven C. Gregory, Manager

By:	/s/ Mark J. Swenson

Mark J. Swenson, Manager

Date:	December 29, 2003

/s/ Steven C. Gregory

Steven C. Gregory

Date:	December 29, 2003

/s/ Mark J. Swenson

Mark J. Swenson